Mail Stop 4561
Via Fax (650) 694-2101

April 24, 2009

Patricia S. Morris
CFO and Senior Vice President
SourceForge, Inc.
650 Castro Street, Suite 450
Mountain View, CA 94041

> **Re:** **SourceForge, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed October 14, 2008**
> **File No. 000-28369**

Dear Ms. Morris:

      We have reviewed your response letter dated April 10, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2009.

Form 10-K for the Fiscal Year Ended July 31, 2008

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Base Salary and Variable Incentive Awards

Variable Incentive Awards, page 17

1.   We refer to your response to prior comment 5. To the extent that SourceForge relies upon Instruction 4 to Item 402(b) of Regulation S-K in subsequent filings, please confirm that you will disclose in the filing how difficult it will be for the

executive or how likely it will be for SourceForge to achieve undisclosed target levels or other factors.

2.   You state in your response to prior comment 5 that you have established what appears to be a separate profitability target which must be exceeded in order for any named executive officer to receive a bonus, but you do not appear to have disclosed this element of your bonus program in your Compensation Discussion and Analysis. Please advise.

Exhibit Index, page 72

3.   We note from your response to prior comment 10 that SourceForge was a party to employment agreements which were not filed as required Item 15(b) of Form 10-K and Item 601(b)(10) of Regulation S-K. Please amend your Form 10-K for the fiscal year ended July 31, 2008 to file all required employment agreements. Your amended Form 10-K should be filed within ten calendar days of this letter. We note that certain employment agreements were filed as exhibits to your Form 8-K filed April 9, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief